UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of April 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 09, 2002
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations



TNE: BOARD APPROVES CAPITAL INCREASE


Rio de Janeiro, April 09, 2003 - Tele Norte Leste Participacoes S/A
(NYSE: TNE) announced yesterday to its shareholders in Brazil that at a meeting held on April 09, 2003, in Rio, its Board of Directors approved a capital increase in the amount of R$167.6 million, in connection with the tax benefit originated from the goodwill amortization recorded in 2002.

The new capital amount and corresponding share increases are as follows:


Previous
Increase
New

Capital Amount (R$)

4,476,809,955.27

167,605,531.91

4,644,415,487.18
Number of Shares
Common

127,948,562,088

2,237,126,694

130,185,688,782
Preferred
255,897,123,175
4,474,253,388
260,371,376,563
Total
383,845,685,263
6,711,380,082
390,557,065,345
Treasury
8,780,436,826
N/A
8,780,436,826
Outstanding Shares
375,065,248,437
N/A
381,776,628,519

The subscription prices, per thousand shares, in connection with the capital increase are R$ 19.90 for common shares and R$ 27.51 for preferred shares.




For more information, please contact:


TNE - INVESTOR RELATIONS				GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Rick Huber (richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@tfn.com)
Fax: 55 21 3131 1155
Tel: 1 212 807 5026; Fax: 1 212 807 5025





Visit our Investor Relations Website:   www.telemar.com.br/ir